Bingham McCutchen LLP

2020 K Street NW

Washington, D.C. 20006

www.bingham.com

Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

October 18, 2013

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 78 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on September 24, 2013 relating to the Registrant’s Post-Effective Amendment No. 78, filed on August 7, 2013 (“PEA No. 78”) for the purpose of registering shares of the Registrant’s YieldPro ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by the Registrant’s responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s Registration Statement.

Prospectus

1.	Comment. Please confirm that the Fund, as described in PEA No. 78, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 78, is consistent with the Registrant’s exemptive relief issued on July 20, 2009 (File No. 812-13488).

2.	Comment. For future 485(a) filings, please ensure that the Prospectus and Statement of Additional Information (“SAI”) are complete prior to filing. Please include fees and expenses information in a correspondence filing made prior to the Fund’s 485(b) filing.

3.	Response. We have confirmed that the Registrant will endeavor to file future 485(a) filings that are complete, including fees and expenses information, when doing so is both possible and practical. With respect to the Fund, the fees and expenses are as follows:

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.80%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES(a)	0.22%
ACQUIRED FUND FEES AND EXPENSES(a)(b)	0.40%
TOTAL ANNUAL FUND OPERATING EXPENSES(c)	1.42%

October 18, 2013

(a)	Because the Fund is new, “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
(b)	As a shareholder in certain exchange-traded funds (the “Acquired Funds”), the Fund will indirectly bear its proportionate share of the fees and expenses of the Acquired Funds. “Acquired Fund Fees and Expenses” do not reflect the operating expenses of exchange-traded products in which the Fund invests that are not investment companies, including exchange-traded notes and exchange traded pooled investment vehicles not registered pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).
(c)	Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include “Acquired Fund Fees and Expenses.”

4.	Comment. Please explain the meaning of the term “YieldPro,” as used in the Fund’s name.

Response. “YieldPro” is primarily used in the name of the Fund to describe a strategy that seeks to achieve a consistent yield.

5.	Comment. We note that the Fund’s Prospectus describes investments in derivative instruments. Please confirm that the disclosure regarding derivatives is consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response. The Registrant believes that the description of the Fund’s investments in derivative instruments conforms to the approach described in the Barry Miller Letter.

6.	Comment. Please explain whether the Trust has received, or is currently applying for, the exemptive relief referenced in the “More Information About the Trust and the Fund” section.

Response. The relevant paragraph in the “More Information About the Trust and the Fund” section describes the Fund’s ability to invest in an underlying investment company beyond the limits set forth in Section 12(d)(1) of the Investment Company Act of 1940, subject to certain terms and conditions, including any proscribed in a Section 12(d)(1) exemptive order received by such underlying investment company.

7.	Comment. Please disclose how much notice shareholders will receive in the event of a change to the Fund’s investment objective.

Response. The Fund has not adopted a notice policy nor is it required to disclose a notice policy. Generally, however, the Fund will attempt to provide shareholders with 30 to 60 days’ notice of any material changes to the Fund’s investment objective.

October 18, 2013

Statement of Additional Information

8.	Comment. With respect to the Fund’s fundamental investment policy regarding borrowing money, where the 1940 Act requirements with respect to borrowing are noted, please state also the requirement under the Act that if at any time a fund’s borrowings exceed 33-1/3% of the value of the fund’s total assets, the fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.

Response. The requested disclosure is already included in the SAI.

9.	Comment. With respect to the Fund’s fundamental investment policy to not make loans except as permitted under the 1940 Act, please state also that under the Act a fund may presently make loans in an amount up to 33 1/3% of its total assets.

Response. The requested disclosure is already included in the SAI.

10.	Comment. Under “The Advisor and the Advisory Agreement” and “The Sub-Advisor and the Sub-Advisory Agreement” sections, please provide the advisory and sub-advisory fees, respectively.

Response. We have updated the aforementioned sections accordingly.

11.	Comment. In the tables for both the Independent and Interested Trustees and Officer, please add the phrase “during the past 5 years” to the column heading labeled “Other Directorships Held by Trustee.”

Response. The requested change has been made.

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The Registrant hereby acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

October 18, 2013

Sincerely yours, /s/ Erica L. Zong Evenson Erica L. Zong Evenson
cc:	Noah Hamman
Dan Ahrens W. John McGuire, Esq. Magda El Guindi-Rosenbaum, Esq.